U.S. SECURITIES AND EXCHANGE COMMISSION
             Washington, DC  20549

 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                    FORM 4

Filed pursuant to Section 16(a) of the
Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company
Act of 1940.

___  Check box if no longer subject to Section
16.  Form 4 or Form 5 obligations may continue.
See Instruction 1(b)

1.  Name and        Ray, William C.
Address of          200 North Elm Street
Reporting           Greensboro, NC  27401
Person

2.  Issuer Name     Network Systems
and Ticker or       International, Inc.
Trading Symbol      (NESI)

3.  IRS Number
of Reporting
Person, if an
Entity
(Voluntary)

4.  Statement       July, 1998
for Month/Year:

5.  If              N/A
Amendment, Date
of Original

6.                  Officer
Relationship of
Reporting
Person to
Issuer
     (Check all
applicable)

7.  Individual      _x__ Form filed by
or Joint/Group      one Reporting Person
Filing (Check       ___ Form filed by
applicable          more than one
line)               Reporting Person.

Table I - Non-Derivative Securities Acquired,
Disposed of, or Beneficially Owned

1.  Title of Security      Common Stock

2.  Transaction Date       July 22, 1998
(Month/Day/Year)
3. Transaction Code        Code:  G
(Instr. 8)                 V:
4.  Securities Acquired    Amt:     20,000
(A) or Disposed of (D)
                           (A) or     D
                           (D)
                           Price:   $5.25



5.  Amount of Securities
Beneficially Owned at End  352,981
of Month
6.  Ownership form:        D
Direct (D) or Indirect
(I)

7.  Nature of Indirect
Beneficial Ownership:

Table II - Derivative Securities Acquired,
Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative                N/A
Security

2.  Conversion or Exercise
Price of Derivative
Security

3.  Transaction Date
(Month/Day/Year)

4.  Transaction Code       Code:

                           V:

5.  Number of Derivative   (A)
Securities Acquired (A) or
Disposed of (D)
                           (D)

6.  Date Exercisable and   Date
Expiration Date            Exercisable
(Month/Day/Year)

                           Expiration

                           Date

7.  Title and Amount of    Title
Underlying Securities

                           Amount
                           or Number
                           of Shares

8.  Price of Derivative
Security:

9.  Number of Derivative
Securities Beneficially
Owned at End of Month:

10.  Ownership Form of
Derivative Security:
Direct (D)
 or Indirect (I)

11.  Nature of Indirect
Beneficial Ownership




/s/ William C. Ray
Signature of Reporting Person

Date:   08/03/98